

04034151

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

JUN 28

(Mark One):

|_X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended <u>December 31, 2003</u>

<p style="text-align:center">OR</p>

|_| TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number <u>001-11639</u>

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below: <u>AGCS Savings Plan, 2500 W. Utopia Road, Phoenix, AZ 85027</u>

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: <u>Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, NJ 07974</u>

Total # of pages contained in this 11-K filing is <u>19</u>

Exhibit Index can be found on Page <u>2</u>



PROCESSED
JUN 29 2004
THOMSON FINANCIAL

Table of Contents

Description

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Notes to Financial Statements

Supplemental Schedule

Signature

Exhibit Index

Exhibit 23 Consent of Independent Registered Public Accounting Firm

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Plan Benefits As of December 31, 2003 and 2002	5
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2003	6
NOTES TO FINANCIAL STATEMENTS	7-15
SUPPLEMENTAL SCEHDULE*	
Schedule H, line 4i – Schedule of Assets (Held at End of Year) As of December 31, 2003	16

*Other schedules required by Section 2520-103-5 have been omitted because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the AGCS Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AGCS Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PriceWaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 24, 2004

AGCS Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2003 and 2002
(in thousands)

	2003	2002
Assets		
Investments in AGCS Master Savings Trust, at fair value	$ 170,449	$ 148,296
Loan fund	2,034	2,376
Net assets available for plan benefits	$ 172,483	$ 150,672

The accompanying notes are an integral part of these financial statements.

AGCS Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2003
(in thousands)

Additions to net assets attributed to:

Interest and dividends	$	2,332
Net appreciation in fair value of investments		28,711
Contributions:		
Employee		13,003
Employer		2,627
Other, net		691
Total additions		47,364

Deductions from net assets attributed to:

Distributions to participants		(25,553)
Net increase during the year		21,811

Net assets available for plan benefits:

Beginning of year	$	150,672
End of year	$	172,483

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the AGCS Savings Plan (the "Plan") of AG Communication Systems Corporation (the "Company") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Company was established pursuant to a Joint Venture Agreement (the "Agreement") signed on December 22, 1988, between GTE Communication Systems Corporation ("CSC") and AT&T Corp. ("AT&T")in which CSC sold complete ownership in the Company to AT&T over a 15-year period. In accordance with the Agreement, on January 1, 1989, the Company, CSC and AT&T signed the Employee Transfer Agreement which, effective on that date, resulted in the transfer of identified employees associated with the Network Switching Operations of CSC to the Company. The Company also assumed all obligations of the applicable collective bargaining agreements and employment, retention, separation, and severance agreements from CSC.

Effective January 1, 1989, pursuant to the Employee Transfer Agreement, the Company, by action of its Board of Directors on February 8, 1989, adopted the AG Communication Systems Corporation Savings, Investment and Tax-Deferral Plan. This plan, which became effective January 1, 1989, was amended and restated on December 14, 1989, by action of the Board of Directors of the Company (and, as so amended and restated, is hereinafter referred to as the "Prior Plan"). The applicable assets from the GTE Savings Plans were transferred to the trustee of the Prior Plan upon establishment of the Company. Until December 31, 1992, those assets were held on behalf of the Prior Plan by the trustee of the GTE Savings Plans and were invested in, and subject to any gains or losses experienced by, the trust established under the Trust Agreement between GTE Service Corporation and State Street Bank and Trust Company.

Effective January 1, 1993, the Prior Plan was amended, restated to make certain significant changes in the operation of the Prior Plan, and renamed the "AGCS Savings Plan." These changes included substantial modifications to the investment choices offered under the Prior Plan and other changes designed to conform the Plan to the final regulations under Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended from time to time, regarding participant directed individual account plans (the "Section 404(c) regulations"). The Plan was amended and restated effective January 1, 1994, to restrict further investments in the GTE Stock Portfolio, to establish and permit investments in the AT&T Stock Portfolio, and to maintain conformity with the Section 404(c) regulations. On September 30, 1996, Lucent Technologies Inc. ("Lucent") was spun off from AT&T. Also on this date, AT&T transferred 100% of its shares of the Company to Lucent, resulting in Lucent assuming AT&T's ownership interest in the joint venture, and the Lucent Stock Portfolio replaced the AT&T Stock Portfolio as the employer stock investment option of the Plan. On February 3, 2003, Lucent purchased the remaining ownership interest in the Company, resulting in the Company becoming a wholly-owned subsidiary.

The Plan is a defined contribution plan under ERISA. The purpose of the Plan is to provide eligible employees with a convenient way to save for both medium and long-term needs. Salaried employees, as described in the Plan, are eligible upon hire.

Normally, participation will continue as long as a participant is employed by the Company. Participation ceases upon death or separation from service, as described in the Plan, and when all funds in a participant's account have been paid to the participant or his/her beneficiaries.

Plan Trustee

Effective January 1, 1993, the AGCS Master Savings Trust (the "Master Trust") was established and Fidelity Management Trust Company was delegated responsibility as trustee (the "Trustee"). One other plan, the AGCS Hourly Savings Plan, participates in the Master Trust. The Plan assets included in the accompanying statements of net assets available for plan benefits were allocated to the Plan based on the respective participant's balances within each fund. The Trustee is responsible for the investment, reinvestment, control and disbursement of funds of the Plan. Expenses of the Trustee in administering the Plan are paid by the participants. These expenses aggregated to $34,567 for plan year 2003 and are included in "Other, net." The Company is the Plan Administrator and the Sponsor of the Plan, as those terms are defined in ERISA.

Contributions

The Plan is funded by contributions from participants up to a maximum of 16% of compensation and from the Company up to 66 2/3% of the initial 6% of the participant's contribution during the Plan year. Effective January 1, 2001, Company matching contributions were immediately vested in the Plan. Company contributions, which were made prior to the January 1, 2001 vesting date, and related earnings in which a terminated participant is not vested are forfeited to the Company. These forfeitures can be used to reduce future Company contributions. At December 31, 2003 and 2002, forfeited amounts totaled approximately $43,457 and $22,511, respectively.

Participants electing to participate in the Plan must direct that their contributions be invested in any combination of the following funds. Participants may change their contribution investment choice daily. A description of the funds follows:

*   Fidelity Freedom Funds:

    Fidelity Freedom Income Fund
    Fidelity Freedom 2000 Fund
    Fidelity Freedom 2010 Fund
    Fidelity Freedom 2020 Fund
    Fidelity Freedom 2030 Fund
    Fidelity Freedom 2040 Fund

    The six Fidelity Freedom Funds offer different combinations of investments in fixed-income, equity, and money market funds. The mix of such funds within each Freedom Fund determines the level of expected risk and potential return for that Fund. For the funds denoted with a year, the funds' allocation strategy becomes increasingly conservative as it approaches that year, which is the target retirement date.

*   Fidelity Funds and Portfolios:

    Retirement Government Money Market Portfolio - Mutual fund that invests in high quality money market instruments issued or guaranteed by the United States government or its agencies or instrumentalities.

U.S. Bond Index Fund - Mutual fund that invests in a mix of securities designed to match the performance of taxable bonds in the U.S. market, with maturities of at least one year.

Equity-Income Fund - Mutual fund investing in income-producing equity securities, primarily in corporate common stock, with some investments in bonds and convertible securities.

U.S. Equity Index Collective Trust Fund - Commingled pool of U.S. common stocks.

Magellan Fund - Mutual fund investing primarily in domestic and foreign common stock and securities convertible into common stock.

Aggressive Growth Fund - Mutual fund that invests primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earnings or revenue growth. Focuses investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

Overseas Fund - Mutual fund investing primarily in foreign securities.

BrokerageLink - account that allows participants to buy, hold and sell a wide array of individual securities and mutual funds (both Fidelity and non-Fidelity).

Lucent Stock Fund - Invested in Lucent common stock and a small portion is invested in short-term money market instruments for administrative purposes.

Vesting

Participants are always 100% vested in the funds in their account representing their participant contributions and any income thereon. Participants are also 100% vested in Company matching contributions, which includes all new contributions and existing balances.

Loans to Participants

A loan feature is available to participants (the "Loan Fund"), which permits borrowing up to 50% of their entire account balance, up to $50,000, subject to certain limitations as defined in the Plan. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans. The loan withdrawals and repayments are included in "Withdrawals and Terminations." Loans outstanding at December 31, 2003 and 2002 aggregated to $2,033,774 and $2,376,091, respectively, and carried interest rates ranging from 4.00% to 10.00%.

Plan Termination

The Company reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change may permit any of the funds to be used for any purpose other than the exclusive benefit of the participants and the payment of reasonable administrative expenses.

2.   **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Investments
The net asset value of the Plan's proportionate share of the Master Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in the common shares of Lucent and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. All other investments are stated at their fair value at close of business on December 31 as determined by the Trustee. Participant loans are valued at historical cost, which aggregate amounts advanced less repayments, and approximate fair market value.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Dividend and Interest Income
The Master Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis.

Risks and Uncertainties
Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.   **Interest in the Master Savings Trust**

The Plan and the AGCS Hourly Savings Plan each have an interest in the assets of the Master Trust. At December 31, 2003 and 2002, the Plan's interest in the Master Trust represented approximately 88% of the Master Trust net assets. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the Plan's proportionate amount of shared items.

The following table presents the Plan's interest in the Master Trust at December 31 (in thousands):

	2003		2002	
	Allocated Amounts	Percentage Interest	Allocated Amounts	Percentage Interest
Fidelity Freedom Income Fund	$ 1,774	55.81 %	$ 3,256	71.81 %
Fidelity Freedom 2000 Fund	3,674	81.65	3,787	82.47
Fidelity Freedom 2010 Fund	13,558 **	85.22	12,710 *	86.03
Fidelity Freedom 2020 Fund	15,038 **	95.39	12,368 *	95.23
Fidelity Freedom 2030 Fund	11,002 **	94.78	8,547 *	94.72
Fidelity Freedom 2040 Fund	896	98.33	331	95.27
Retirement Government Money Market Portfolio	29,002 **	80.64	30,956 *	80.96
U.S. Bond Index Fund	5,501	94.26	6,784	93.38
Equity-Income Fund	14,463 **	82.59	11,666 *	82.94
U.S. Equity Index Collective Trust Fund	20,647 **	90.65	17,042 *	90.83
Magellan Fund	26,174 **	89.51	23,650 *	90.54
Aggressive Growth	6,017	96.75	4,085	96.51
Overseas Fund	7,804 **	94.32	5,708	94.73
BrokerageLink	5,602	99.73	3,469	99.35
Lucent Stock Fund	9,297 **	85.84	3,937	36.94
	$ 170,449		$ 148,296	

*   This investment represented 5 percent or more of the Plan's net assets in 2002.

**   This investment represented 5 percent or more of the Plan's net assets in 2003.

Investments held by the Master Trust (in thousands):

	December 31	
	2003	2002
Fidelity Freedom Income Fund	$ 3,179	$ 4,532
Fidelity Freedom 2000 Fund	4,500	4,591
Fidelity Freedom 2010 Fund	15,909	14,774
Fidelity Freedom 2020 Fund	15,765	12,988
Fidelity Freedom 2030 Fund	11,608	9,023
Fidelity Freedom 2040 Fund	911	347
Retirement Government Money Market Portfolio	35,965	38,237
U.S. Bond Index Fund	5,836	7,266
Equity-Income Fund	17,512	14,066
U.S. Equity Index Collective Trust Fund	22,777	18,762
Magellan Fund	29,240	26,123
Aggressive Growth	6,219	4,233
Overseas Fund	8,274	6,025
BrokerageLink	5,617	3,492
Lucent Stock Fund	10,831	4,528
	$ 194,143	$ 168,987

The following table presents the Plan's interest in the investment income of the Master Trust for the year ended December 31, 2003 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 53	$ 104
Fidelity Freedom 2000 Fund	76	252
Fidelity Freedom 2010 Fund	380	1,651
Fidelity Freedom 2020 Fund	297	2,697
Fidelity Freedom 2030 Fund	162	2,250
Fidelity Freedom 2040 Fund	14	160
Retirement Government Money Market Portfolio	256	-
U.S. Bond Index Fund	339	(26)
Equity-Income Fund	472	2,967
U.S. Equity Index Collective Trust Fund	-	4,680
Magellan Fund	209	5,325
Aggressive Growth	-	1,378
Overseas Fund	74	2,343
Lucent Stock Fund	-	4,930
	$ 2,332	$ 28,711

Investment income of the Master Trust for the year ended December 31, 2003 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 88	$ 164
Fidelity Freedom 2000 Fund	93	307
Fidelity Freedom 2010 Fund	445	1,929
Fidelity Freedom 2020 Fund	311	2,834
Fidelity Freedom 2030 Fund	171	2,378
Fidelity Freedom 2040 Fund	14	164
Retirement Government Money Market Portfolio	315	-
U.S. Bond Index Fund	362	(31)
Equity-Income Fund	571	3,584
U.S. Equity Index Collective Trust Fund	-	5,160
Magellan Fund	233	5,910
Aggressive Growth	-	1,431
Overseas Fund	79	2,482
Lucent Stock Fund	..	5,721
	$ 2,682	$ 32,033

4. **Tax Status**

The Plan is a qualified profit sharing plan under Section 401 of the Internal Revenue Code (the "Code"), as amended, and consequently is exempt from federal income tax. The Plan has received a favorable determination letter from the Internal Revenue Service (the "IRS") dated August 22, 1996. The Plan has been amended since receiving the determination letter and the Company is submitting an application for a new determination letter pursuant to the applicable IRS procedures, however management believes the Plan is currently being operated in compliance with the applicable requirements of the Code in all material respects.

5. **Concentrations of Investment Risk**

The Master Trust is exposed to market risk in the event of a significant decline in the value of Lucent common shares.

6. **Related Party Transactions**

The Master Trust invests in common shares of Lucent.

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and therefore, these transactions qualify as party-in-interest transactions.

7.   **Subsequent Event**

Effective January 1, 2004, as a result of the Company becoming a wholly-owned subsidiary of Lucent, all Salaried employees transferred to Lucent and were no longer eligible to contribute to the Plan.

The Company expects to merge the Plan with the Lucent Savings Plan. A definitive date has not been determined.

AGCS Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2003

Name of Issuer and Title of Issue	Description	Cost	Fair Value
Participant loans receivable*	(Interest rates range from 4.0%-10.0%)	-	$ 2,033,774

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AGCS SAVINGS PLAN

Date: ___June 25, 2004___   by: _____

Susan E. Goodwin
Director-HR Benefits and Equity Operations
(Plan Administration)

EXHIBIT INDEX

Exhibit
Number

23   Consent of Independent Registered Public Accounting Firm



PRICEWATERHOUSECOOPERS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-33943) of Lucent Technologies Inc. of our report dated June 24, 2004 relating to the financial statements and the supplemental schedule of the AGCS Savings Plan, which appears in this Form 11-K.

PriceWaterhouseCoopers LLP

Florham Park, NJ
June 24, 2004